NHALE INC.

42 Mott Street

4th Floor

New York, NY 10013

March 11, 2022

Brian Fetterolf

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nhale Inc.
Amendment No. 5 to Registration Statement on Form 10-12G
File No. 000-56324
Filed February 22, 2022

Dear Mr. Fetterolf:

Set forth below are the responses of Nhale Inc., a Nevada corporation (“Nhale” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated March 4, 2022, with respect to (i) our Amendment No. 4 Form 10-12(g) filed on February 22, 2022. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 5 to Registration Statement on Form 10-12G filed February 22, 2022

Introductory Comment, page ii

1.        We note your response to comment 1, as well as your revised disclosure that you "are not required to receive permission or approvals from" CSRC, CAC, SAMR, PRC and other governmental agencies. Please also state that you have not received permissions or approvals from CSRC, CAC, SAMR, PRC and other governmental agencies, if true.

Response:

The following language was revised and inserted in the Introductory Comment, page ii:

As of this time, NHLE has not received permissions or approvals from CSRC, CAC, SAMR, PRC or any other governmental agencies.

2.      We note your response to comment 2, as well as your amended disclosure, and we reissue the comment in-part. Your amended disclosure states that "[y]our auditor is in the United States and not subject to the HFCAA ruling announced by the PCAOB on December 16, 2021" (emphasis added). Please revise this statement to disclose that your auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, if true (emphasis added). In this regard, we note that such determinations are distinct from the HFCAA ruling. Please make conforming changes to the same sentence on page 6 of the registration statement.

Response:

The following language was revised and inserted in the Introductory Comment, page ii and page 6:

Our auditor, BFBorgers CPA PC, is required to undergo regular inspections by the PCAOB as an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB. NHLE will be subject to the HFCAA adopted amendments if it is located within the PRC jurisdiction where the PCAOB is unable to conduct inspections without the approval of the Chinese government authorities. If our auditor is not inspected by the PCAOB as specified in the HFCAA, our securities may be prohibited from trading, and this ultimately could result in being delisted.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Nhale, Inc.

	By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc:	Wayne Chin